CUSIP No. 74982T103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RXO, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

74982T103

(CUSIP Number)

August 12, 2024

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74982T103

1	Name of Reporting Person: MFN Partners, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 27,577,666(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 27,577,666(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 27,577,666(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (2)
12	TYPE OF REPORTING PERSON PN

1.

Excludes (i) 2,558,753 shares of common stock (the “Common Stock”) of RXO Inc. (the “Issuer”) issuable upon exercise of warrants with an exercise price of $0.01 which are only exercisable to the extent that following such exercise the Reporting Persons’ beneficial ownership of the Issuer, together with any attribution parties, does not exceed 19.9% and (ii) 2,018,574 shares of Common Stock issuable upon exercise of warrants with an exercise price of $0.01 which become exercisable immediately upon the stockholders of the Issuer approving the issuance of the shares underlying that warrant pursuant to the applicable rules and regulations of the New York Stock Exchange and which are only exercisable to the extent that following such exercise the Reporting Persons’ beneficial ownership of the Issuer, together with any attribution parties, does not exceed 19.9% (collectively, the “Warrants”).

2.	See Item 4.

CUSIP No. 74982T103

1	Names of Reporting Person: MFN Partners GP, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 27,577,666 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 27,577,666 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 27,577,666 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (2)
12	TYPE OF REPORTING PERSON OO

1.	Excludes shares issuable upon exercise of the Warrants.
2.	See Item 4.

CUSIP No. 74982T103

1	Names of Reporting Person: MFN Partners Management, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 27,577,666 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 27,577,666 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 27,577,666 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (2)
12	TYPE OF REPORTING PERSON IA, PN

1.	Excludes shares issuable upon exercise of the Warrants.
2.	See Item 4.

CUSIP No. 74982T103

1	Names of Reporting Person: MFN Partners Management, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 27,577,666 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 27,577,666 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 27,577,666 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (2)
12	TYPE OF REPORTING PERSON OO

1.	Excludes shares issuable upon exercise of the Warrants.
2.	See Item 4.

CUSIP No. 74982T103

1	Names of Reporting Person: Michael F. DeMichele I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 27,577,666 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 27,577,666 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 27,577,666 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (2)
12	TYPE OF REPORTING PERSON IN

1.	Excludes shares issuable upon exercise of the Warrants.
2.	See Item 4.

CUSIP No. 74982T103

1	Names of Reporting Person: Farhad Nanji I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 27,577,666 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 27,577,666 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 27,577,666 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (2)
12	TYPE OF REPORTING PERSON IN

1.	Excludes shares issuable upon exercise of the Warrants.
2.	See Item 4.

CUSIP No. 74982T103

AMENDMENT NO. 2 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on February 10, 2023 and Amendment No. 1 thereto on February 12, 2024 (as so amended, the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following Item of the Schedule 13G is hereby amended and restated as follows:

Item 4. Ownership

(a) through (c):

The information requested by these paragraphs is incorporated by reference to the cover pages to this Amendment No. 2 to Schedule 13G. Percentage ownership is based on 138,581,263 shares of Common Stock outstanding, consisting of (i) 117,626,483 shares of Common Stock outstanding as of August 5, 2024, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2024 filed with the Securities and Exchange Commission on August 7, 2024, plus (ii) 20,954,780 shares of Common Stock issued to investors in a private placement on August 12, 2024.

The securities reported herein are directly held by the Partnership. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its or his pecuniary interest therein.

CUSIP No. 74982T103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2024

MFN PARTNERS, LP

By:	/s/ Jonathan Reisman
Name: Jonathan Reisman
Title: Authorized Person

MFN PARTNERS GP, LLC

By:	/s/ Jonathan Reisman
Name: Jonathan Reisman
Title: Authorized Person

MFN PARTNERS MANAGEMENT, LP

By:	/s/ Jonathan Reisman
Name: Jonathan Reisman
Title: Authorized Person

MFN PARTNERS MANAGEMENT, LLC

By:	/s/ Jonathan Reisman
Name: Jonathan Reisman
Title: Authorized Person

FARHAD NANJI

/s/ Farhad Nanji
Farhad Nanji, individually

MICHAEL F. DEMICHELE

/s/ Michael F. DeMichele
Michael F. DeMichele, individually